

Mail Stop 4561

May 22, 2008

Kenneth E. Armstrong
Associate General Counsel
Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

> **Re: Raymond James Financial, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **File No. 001-09109**
> **Proxy Statement on Schedule 14A**
> **Filed January 7, 2008**
> **File No. 001-09109**

Dear Mr. James:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Base Salary and Annual Bonus, page 10

1.   We note your response to comment 1 of our letter dated March 28, 2008. Please tell us how you will describe the determination of base salaries in subsequent filings. Based on your response letter, it is not clear how your CEO arrived at his recommendations and how your CEO's salary was determined. Also, please describe why the CEO and the compensation committee have determined that salary increases that approximate a percentage range applicable to the overall

Company employee population is consistent with your compensation objectives and philosophy.

Compensation of the Chief Executive Officer, page 11

2.   We note your response to comment 3 and the disclosed percentages. You referenced general factors such as net revenues and income, individual goals, and lack of write offs as applicable to all your executive officers. However, each named officer was assigned a different percentage of the amount allowed by the formulas. Please tell us how you will disclose in subsequent filings the reasoning behind the percentages assigned to each named officer.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Linda Van Doorn, Senior Assistant Chief Accountant, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386, or the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen Garnett
Assistant Director